

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2019

Mark Voll
Chief Financial Officer
Aquantia Corp
91 E. Tasman Drive, Suite 100
San Jose, CA 95134

  Re: Aquantia Corp
   Form 10-K for the Fiscal Year Ended December 31, 2018
   Filed March 6, 2019
   File No. 001-38270

Dear Mr. Voll:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Electronics and Machinery